UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update

☐ Form C: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Quantm.One, Inc.

Legal status of issuer

> **Form**
> C Corporation
>
> **Jurisdiction of Incorporation/Organization**
> Delaware
>
> **Date of organization**
> December 18, 2017

Physical address of issuer
150 Fayetteville St, Suite 300
Raleigh NC 27601

Website of issuer
www.quantmre.com

Current number of employees. 1

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$11,131	$94,837
Cash & Cash Equivalents	$11,131	$94,837
Accounts Receivable	-	-
Short-term Debt	$104,111	$88,213
Long-term Debt	$1,186,694	$1,186,694
Revenues/Sales	$362,932	$189,485
Cost of Goods Sold	-	-
Taxes Paid	-	-
Net Income	($99,603)	($370,314)

April 28, 2025

FORM C-AR

Quantm.One, Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Quantm.One Inc., a Delaware Corporation DBA QuantmRE (the "Company","QuantmRE", as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.pearachutekids.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2025

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Quantm.One, Inc., (DBA QuantmRE) is a Delaware corporation incorporated on December 18, 2017.

The Company's business address is 150 Fayetteville St, Suite 300, Raleigh, NC 27601.

The Company's website is www.quantmre.com.

The information available on or through our website is not a part of this Form C-AR.

THE BUSINESS

Quantm.One, Inc is the owner of the platform and technologies that power QuantmRE - a differentiated real estate platform ("Platform") that enables homeowners to sell a portion of the equity in their homes via Home Equity Investments, or HEI(s). A Home Equity Investment allows a homeowner to sell a share of the current and potential future value of their home in exchange for cash now. A Home Equity Investment is not a tenancy in common, it is not debt, it is not a line of credit and it is not a reverse mortgage. The homeowner receives cash and maintains all their rights and privileges of ownership, and they can settle the agreement by selling their home, refinancing or renewing the contract (all of which may be as long as 30 years in the future).

The investor in the Home Equity Investment receives an interest in the equivalent of a preferred equity position in a residential owner-occupied (or non-owner-occupied) home, secured by a lien on title, usually with an asymmetric return profile delivering limited downside protection and structurally magnified returns. This return profile normally has low volatility, has a low correlation to stocks, bonds and REITs, and provides a scalable long-term inflation hedge with the potential to deliver positive returns even in a falling housing market.

In order to facilitate liquidity for Home Equity Investments, the Company is developing a HEI Marketplace (the "Marketplace") which has been built upon a suite of blockchain-based technologies leveraging the Algorand Protocol. The Marketplace has been designed to enable investors to invest in individual or pools of Home Equity Investments. This HEI Marketplace has been designed to enable small investors to invest in HEIs with low investment minimums, and to enable larger investors to build targeted portfolios of HEI investments in specific geographies and demographics.

QuantmRE's HEI Marketplace may require approval from federal and state regulators and non-regulatory bodies. The Company anticipates gaining these approvals could be time and capital extensive and there is no assurance such approvals will be obtained. If the Company is not successful in obtaining the necessary approvals, the transferability of Home Equity Investments will be limited.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We have been in existence since December 2017. Although the principals have substantial experience in the real estate finance and investment industry, the Company is largely newly formed and has no operating history upon which to evaluate our business and prospects. Our proposed business operations will be subject to numerous risks associated with early-stage enterprises. These risks apply particularly to us because the markets for our investment products and services are new and rapidly evolving. We cannot assure shareholders that our business strategy will be successful or that we will successfully address these risks. Our failure to do so could materially adversely affect our business, financial condition and operating results.

If we are unable to retain the services of principals and officers and successfully recruit additional skilled personnel, we may not be able to continue our operations.

Our success depends to a significant extent upon the continued services of our principals and officers. Loss of the services of such persons could have a material adverse effect on our growth, revenues, and prospective business. In addition, to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified skill personnel. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

We have an evolving business model subject to various uncertainties.
As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. To stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector. Such circumstances could have a material adverse effect on our business, prospects or operations.

The cryptoeconomy is novel and has limited access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of cryptocurrency or cryptocurrency platforms adverse to our business.

As cryptocurrencies have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how cryptocurrencies can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold cryptocurrencies for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by cryptocurrencies to users and investors. The cryptoeconomy is novel and has limited access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential use of cryptocurrencies for illicit purposes may affect statutory and regulatory changes with minimal or discounted inputs from the cryptoeconomy. As a result, new laws and regulations may be proposed and adopted, or existing laws and regulations may be interpreted in new ways, that harm the cryptoeconomy or cryptocurrency platforms, which could adversely impact our business

Changes to applicable U.S. tax laws and regulations could affect our business and future profitability.
New U.S. laws and policy relating to taxes may have an adverse effect on us and our business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. The U.S. House of Representatives has advanced draft legislation (the "House Bill") that would, if enacted, make significant changes to U.S. federal income tax laws. It is unclear whether Congress will enact any changes and, if enacted, how soon any such changes could take effect. The passage of the House Bill or any similar legislation could have an adverse effect on our business and future profitability. Additionally, we are evaluating the extent to which recently enacted laws expanding cryptocurrency information and transaction reporting requirements could impact our business and future profitability.

Token Risks.

The tokens may be subject to security weakness, hackers, or theft and may malfunction or function in an unexpected manner. In addition to the risks listed above, there may be risks regarding the Tokens that are not foreseen or fully appreciated by the management.

New regulations may materially adversely affect the development and adoption of the tokens.

Regulations of cryptocurrencies, blockchain technologies, and cryptocurrencies are currently underdeveloped and likely to rapidly evolve. Legislative and executive bodies may adopt laws and regulations that could impact the development and growth of Company.

Control by Management

As of March 31, 2025, the Company's directors, officers and advisors own approximately 66% of the Company's outstanding Common Stock Shares and none of the Preferred Stock.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock or Preferred Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and holdings. As a result, the Company does not anticipate paying any cash dividends to its stockholders for the foreseeable future.

A failure of the Company's technology infrastructure could have a material adverse effect on the Company's operations and financial results.

Our business performance depends upon the effectiveness of the QuantmRE Platform, the failure of which could materially impact our business and financial results. We will undertake significant investments in our technology infrastructure to effectively and efficiently make real estate backed investments and improve our existing technology platform. Notwithstanding, we may not be able to effectively make investments, achieve our expected revenue growth and we could experience a significant competitive disadvantage in the marketplace.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the real estate market as well as the market for debt-related investments generally, which could hinder our ability to implement our business strategy and generate value in the Company.

We originate Home Equity Investments. Future disruptions in the financial markets or deteriorating economic conditions may impact the demand for and availability of Home Equity Investments. During periods of volatility, the number of investors participating in the market may change at an accelerated pace.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread HEIlth crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.
Values of Homes may Decline

The value of the homes related to the mortgaged property relating to any Home Equity Investment may decline, and in some cases may decline significantly. If any such property were to be liquidated when the value of the property was less than the original value, it is likely that the purchaser of the Home Equity Investment would recover an amount less than such original investment amount.

The Company's platform and Home Equity Investments may not be widely adopted and may have limited users.

It is possible that the Company's platform and products will not be used by a large number of investors or homeowners or that there will be limited interest in investment opportunities presented on the platform. Such a lack of use or interest could negatively impact the development of the platform and products and therefore the value of the Company.

Alternative products may be established that compete with or are more widely used than the Company's products.

It is possible that alternative products that are materially similar to the Home Equity Investment which have better distribution, marketing or financial backing. The Company may compete with these alternative networks, which could negatively impact the acceptance and distribution of the Home Equity Investments.

Our products are new concepts and may not achieve significant market acceptance.

Our concept of marketing, originating and funding our Home Equity Investments is relatively new and untested. There can be no assurance that our products will achieve market acceptance. Investors acquiring Securities will bear the risks of investing in a novel, relatively untested type of business, as well as the risks of investing in real estate. Any failure of the Company to perform as expected will have a material adverse effect on our prospects.

High Degree of Risk

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Shares are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Shares requires high-risk tolerance, low liquidity concerns and long-term commitment. The Shares are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Shares.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Shares will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Form C-AR and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to purchase the Shares.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2023 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

We have minimal operating capital, no significant assets and limited revenue from operations

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Shares or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to originate Home Equity Investments, could result in our bankruptcy or other event which would have a material adverse effect on us and our members. We have no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay or reduce the scope of our product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Financial projections require caution

Prospective investors are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective investors. Prospective investors should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective investors may wish to consult independent market professionals about the Company's potential future performance.

There is a risk that the QuantmRE Platform, as developed, will not meet the expectations of users.

The QuantmRE Platform is presently under development and may undergo significant changes as it evolves. Any expectations or assumptions regarding the form and functionality of the QuantmRE Platform held by a Purchaser, may not be met for any number of reasons, including mistaken assumptions or analysis, a change in the design and implementation plans, and execution of the QuantmRE Platform.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

There are conflicts of interest between us, our executive officers and affiliates.

Our executive officers, directors and advisors, including Matthew Sullivan, are principals of other entities which provide loan origination and servicing, Home Equity Investment origination, and management services to the Company as well as to other persons and entities. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the executive officers, directors and advisors and their Affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Company, and its officers, directors and advisors will try to balance the interests of the Company with their own. It is the intention of the officers, directors and advisors to focus their activity on the Company and to this end grant the Company first right of refusal on any investment opportunity that such persons are made aware of that might reasonably fall within the investment criteria of the Company. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have negative impact on our financial performance and, consequently, on distributions to members and the value of our Shares.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Home Equity Investments may be subject to additional regulatory oversight and regulations.

The QuantmRE Platform and Home Equity Investments may be subject to state and federal lending laws and regulations. This could require the Company to obtain approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Investments could be limited.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements and securities regulations and we expect costs relating to compliance with these regulations to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

No Secondary Market

The Company may seek to list its shares and potentially other assets on a secondary trading system or exchange, however, there is no assurance that any such listing will actually take place or that the Company's securities offered will be eligible for trading, transfer or sale. Even if the Company's securities are listed for secondary trading, there is no guarantee that there will be an active trading market. Furthermore, to the extent that the securities are issued as and represented by a digital token, such tokens pose risks unique to digital assets, such as continued adoption, government regulations, security risks, irreversible transactions, cyber-attacks, loss of private keys, hacking, system failures and exchange failures.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C-AR and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the offering.

Unless the Company has agreed to a specific use of the proceeds from the offering, the Company's management will have considerable discretion over the use of proceeds from the offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and warrants outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C-AR AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

DESCRIPTION OF THE BUSINESS

Quantm.One, Inc is the owner of the platform and technologies that power QuantmRE - a differentiated real estate platform that enables homeowners to sell, and investors to purchase, a portion of the equity in their homes via Home Equity Investments (HEIs).

The Company conducts business in the United States.

QuantmRE solves a problem for homeowners and creates access to a compelling real estate asset class for investors. Our vision is to make home equity accessible and investible. Our strategy is to leverage efficient digital marketing, targeted customer selection and blockchain technologies to achieve this objective.

QuantmRE's approach has been designed to solve a major financial problem for homeowners, while at the same time creating investor access to the largest untapped asset classes in the country.

Our vision is to open the doors for a range of investors so they can invest and trade in the HEI asset class that, until now, has only been available to larger institutions. .

Problem: Home Equity represents the largest source of wealth for most households, but homeowners can only access their equity by borrowing more money, such as a mortgage, HELOC, or by selling the property.

Solution: Home Equity Investments ('HEIs') provide liquidity to 'equity-rich' homeowners without the need to take on more debt. With an HEI, the investor participates in a percentage of the value of the home in exchange for a one-time tax deferred payment to the homeowner. The homeowner has no monthly payments for the life of the agreement and does not take on additional debt. HEIs align the interests of the homeowner and the investor and are an efficient and scalable way for investors to gain exposure to owner occupied residential properties without the cost and management of owning physical real estate.

We originate Home Equity Investments on behalf of investors. Aside from costly securitizations, HEI investors currently have no liquidity options and need to wait until the HEI contract naturally liquidates, which can take up to ten years. Built using blockchain technologies, QuantmRE's HEI HEI Marketplace enables investors to invest in Home Equity Investments, delivering liquidity options for Home Equity Investments. This creates wider access to HEIs – investors can invest in pools of HEIs, individual HEIs, or fractions of HEIs.

Problem for Investors in HEIs - Limited Access to HEI Investments.
Currently HEIs are only available via forward flow (or similar) agreements directly with originators, or via participation in Securitizations. This means that many smaller investors are unable to invest in the HEI asset class.

Problem: Limited Liquidity / Exit Options
Aside from securitizations, HEI investors currently have limited or no liquidity options and must wait until the HEI contract naturally liquidates (i.e. when the homeowner sells, refinances or reaches the end of the HEI term)

Solution: QuantmRE HEI Marketplace
To facilitate liquidity for Home Equity Investments, the Company has developed its HEI Marketplace which has been built on a suite of blockchain-based technologies leveraging the Algorand Protocol.

QuantmRE's HEI Marketplace enables smaller investors to invest in Home Equity Investments.

The technologies powering the HEI Marketplace enable a Home Equity Investment to be offered in the Marketplace. The value of each Home Equity Investment is recalculated periodically to provide an estimated value of the contract/contract interest and the appreciation and depreciation over that period.

The QuantmRE HEI Marketplace enables investors to purchase individual HEIs, or pools of HEIs with low investment minimums compared to the forward-flow agreements or securitizations that are typical in this industry.

Solution: More options for HEI Investors

- Wider Access to HEI Investments.

   QuantmRE's Marketplace enables investors to gain access to and invest in pools of HEIs, or individual HEIs.

- Additional potential liquidity / exit options for owners of HEIs

QuantmRE's Marketplace gives investors multiple liquidity options, including the sale of individual HEIs, or pools of HEIs.

HEI investors can list their HEIs on QuantmRE's Marketplace and sell some, or all, of their HEI assets.

Investors are now able to balance and manage their liquidity, risk and concentration exposure to the HEI asset class.

Revenue generating with a highly scalable product

We generate gross Origination Fees of up to 10.5% based on the amount of cash a homeowner unlocks when they complete a Home Equity Investment.

Marketplace Revenues

Built on blockchain technologies and leveraging the Algorand protocol, QuantmRE's HEI Marketplace has been designed to generate revenues from the following activities:

- Annual membership fees
- Fees to list and sell Home Equity Investments

The Company's Products and/or Services

Product / Service	Description	Current Market
Home Equity Investments	Equity sharing investment contracts referred to as Home Equity Investmens	$32T Total Addressable Market

We originate Home Equity Investments on behalf of investors and other capital sources that wish to get exposure to this previously untapped asset class. We act as the platform that links homeowners and investors, providing homeowners with access to debt-free financing and investors with access to investments driven by residential real estate equity. The QuantmRE platform has been designed to make home equity accessibleand investible.


GENERAL STANDARDS FOR HOME EQUITY INVESTMENTS


Home Equity Investment Example

Home Equity Investments are intended for homeowners that are looking to access a portion of their home wealth but are adverse or unable to borrow against their property or wish to avoid making monthly payments. A Home Equity Investment is a real estate investment transaction, in the form of a secured agreement between a homeowner and investor, which allows the homeowner to access a portion of their home wealth. Under the terms of the agreement, the homeowner receives a cash payment from the originator and the Primary Investor and the Company (as successors in interest, the "**Holders**") receive enhanced upside returns with built-in short- and long-term downside protection. The Primary Investor will receive an ALTA title policy on the property. This is to protect the Holders against loss in the event there are defects with title to the property.

The amount of cash paid to the homeowner (the "**Option Premium**") will be determined based on a number of factors, which include without limitation, the following: 1) the amount of cash requested by the homeowner; 2) the homeowner's intended use of the cash, 3) the amount of the homeowner's equity; and 4) the percentage of the future value of the home that the homeowner will share with the investors. During the term of the agreement, the homeowner may continue to live in the home and will be obligated to continue to pay all ongoing expenses such as any mortgage payments, property taxes, insurance (as applicable) and the cost to maintain and repair the property. Upon termination of the agreement (the "**Settlement Date**"), which may include the earlier of 1) the sale of the property; 2) the death of the last surviving spouse; 3) an uncured default; 4) the owner exercises their right to cash settle the agreement; or 5) up to 10 years from the date of the origination of the agreement, the settlement amount will be calculated and will be due and payable to the investors.

Example illustration

For illustrative purposes only, a property could have an initial fair market value of $1 million. The property could qualify for an Option Premium of $100,000, representing 10% of the current value of the home. In this case the equity share multiplier would be 1.7x the original investment percentage (resulting in a 17% share).

If the property appreciated in value by $250,000 to $1.25 million when the agreement was terminated, the investor would be entitled to $212,500 (17% of $1,250,000). The property owner would be entitled to 83% of the value of the home, or a total of of $1,037,500.

Assuming there was no mortgage on the property, the allocation of settlement amounts would be as shown below:

Home Equity Investment – Example	End of Term*
Beginning Home Value	$1,000,000
Ending Home Value	$1,250,000
Total Appreciation	$250,000
Proceeds to Investor - 17% of Home Value	$212,500
Original Option Premium Paid to Homeowner	$100,000
Gross Profit to Investor	$112,500
Approximate IRR	
IRR at 4 Years	18.50%
IRR at 5 Years	16.60%
IRR at 6 years	13.65%
Proceeds to Homeowner	$1,037,0005
Original Option Premium Paid to Homeowner	$100,000
Total amount to Homeowner	$1,137,000

*These examples assume *the Home Equity Investment terminates at year 4, 5 or year 6 and the property appreciation is approximately four (4%) per year.*

The beginning home value will be based on an appraisal, an Automated Valuation Model, or any combination at the discretion of QuantmRE.

The ending home value is based on an appraisal, an Automated Valuation Model, or any combination at the discretion of the Originator or the actual sales price of the homeowner's property. In all cases, the transaction is settled in cash.

Prior to the termination of the Home Equity Investment, each homeowner will have the option to settle the agreement at any time and remain in their home.

Home Equity Investments will generally consist of the following: (i) an HEI Option Purchase Agreement Summary of Key Terms and Disclosure Statement; (ii) the HEI Option Purchase Agreement; (iii) a Covenant Agreement (iv) a Deed of Trust and Security Agreement; and a (v) a Recorded Memorandum of Agreement.

Home Equity Investments may be changed or modified in form or substance in order to respond to market conditions, demands, or as otherwise deemed to be appropriate in the best interests of investors. Potential investors should review and understand the mechanics and risk factors associated with Home Equity Investments, including but not limited to being aware of the following: (1) the form of Home Equity Investments are likely to change and evolve over time; (2) the portion of an investor's capital invested in Home Equity Investments may be illiquid during the term of the Home Equity Investment; and (3) the terms and conditions of the Home Equity Investments may change without the consent or approval of the investors. (See "Risks Related to the Investor's Business – Home Equity Investments" for more details concerning potential product risks.)

Terms of Home Equity Investments

The Settlement Date of a Home Equity Investment will be tied to the earlier of: (i) the sale or transfer of the property; (ii) the last surviving owner of the property dies; (iii) a breach of the agreement that is not cured by the property owner; (iv) the owner exercises their right to cash settle the agreement; or (v) up to ten (10) years from the date the agreement is entered into.

Upon maturity of the Home Equity Investment, the transaction will terminate and the final Settlement Amount Due (as defined below) will be calculated and due and payable to the Holders. If necessary, the Primary Investor shall have the right to force the sale of the property, including exercising the Primary Investor's right to foreclose on the property. A homeowner may elect to terminate the contract prior to the Settlement Date for a wide range of personal reasons, which include, without limitation, a cash out refinance, the death of one of the homeowners, HEIlth related issues, the desire to downsize to a smaller home, the desire to move or relocate and the inability to manage or afford to maintain the property.

Home Equity Investments Fair Market Value

The fair market value of a Home Equity Investment (the "**HEI Fair Market Value**") shall be equal to the Settlement Amount Due.

Settlement Amount Due is defined as the Primary Investor's portion of the future value of the homeowner's property (calculated based on the contractual cash settlement value the Holder would receive assuming the contract was terminated on the date of valuation).

The HEI Fair Market Value for each Home Equity Investment will be calculated on a monthly basis and will be used to calculate the Unit Price. The HEI Fair Market Value represents the actual contract value owed to the Primary Investor by the homeowner as of the date of valuation.

Limitations of Home Equity Investments

Home Equity Investments (or the Participation Agreement evidencing the Company's interest in a Home Equity Investment) will generally not exceed the greater of (a) $500,000 in principal. (b) 40% of the initial home value.

Escrow Conditions

Home Equity Investments are funded through an escrow account handled by a qualified title insurance or an escrow company. The escrow agent is instructed not to disburse any funds until the following minimum conditions are met:

(a)   All Home Equity Investment documents have been signed by the appropriate parties and insurance coverage has been obtained with the Primary Investor named as the payee and beneficiary or additional loss insured, as applicable. In the event the Primary Investor purchases a Home Equity Investment that is already in effect, the Primary Investor shall receive assignments of all beneficial interest in any documents related to the Home Equity Investment purchased by the Primary Investor. Home Equity Investments will be held in the name of the Primary Investor and Participation Interests will be held by the Company.

(b)   Satisfactory confirmation that the following documents have been confirmed to be properly recorded: The Memorandum of Agreement, The Deed of Trust and Security Agreement and request for Notice of Default.

(c)   Satisfactory homeowner and fire insurance has been obtained, which insurance shall name the Primary Investor as loss payee in an appropriate amount based upon the replacement cost of the home and any improvements on the property (See "Risk Factors – Uninsured Losses.")

(d)   The homeowner's three-day cancelation right has expired.

CERTAIN LEGAL ASPECTS OF HOME EQUITY INVESTMENTS

a) Each of the Home Equity Investments will be secured directly or indirectly by a deed of trust. A deed of trust formally has three parties: a debtor-trustor, a third-party grantee called the "trustee," and the lender-creditor called the "beneficiary." The trustor grants the property, irrevocably until settlement of the Home Equity Investment, "in trust, with power of sale" to the trustee to secure payment of the obligation. The trustee's authority is governed by law, the express provisions of the deed of trust and the directions of the beneficiary. The Primary Investor will be the beneficiary under all deeds of trust securing Home Equity Investments.

b) Foreclosure of a deed of trust is accomplished in most cases by a non-judicial trustee's sale under the power-of-sale provision in the deed of trust. Prior to such sale, in the case of a first lien residential mortgage, the lender or mortgage servicer must provide for a foreclosure avoidance assessment 30 days before recording a notice of default. In any event, and prior to such sale, the trustee must then record a notice of default and send a copy to the trustor, to any person who has recorded a request for a copy of a notice of default and notice of sale, to any successor in interest to the trustor and to the beneficiary of any junior deed of trust. If the default is not cured in accordance with the notice period as defined by the applicable state law, then prior to the trustee's sale (usually 21 days), notice of sale must be posted in a public place and published once a week over such period. Some states require that a copy of the notice of sale must be posted on the property, and sent to the trustor, to each person who has requested a copy, to any successor in interest to the trustor and to the beneficiary of any junior deed of trust before the sale. The trustor or any person having a junior lien or encumbrance of record may, prior to the date of a scheduled foreclosure date, cure the default by paying the entire amount of the debt then due, plus costs and expenses actually incurred in enforcing the obligation and statutorily limited attorney's and trustee's fees. Following the sale, neither the debtor-trustor nor a junior lien holder has any right of redemption, and the beneficiary may not obtain a deficiency judgment against the trustor.

c) A judicial foreclosure (in which the beneficiary may obtain a deficiency judgment where otherwise available) sometimes requires up to several years to complete. Following a judicial foreclosure sale, the trustor or his successors in interest will have certain rights to redeem the property for one (1) year, unless the creditor waives any right to a deficiency. The Primary Investor generally will not pursue a judicial foreclosure to obtain a deficiency judgment, except where such a remedy is warranted in light of the time and expense involved.

RESULTS OF OPERATIONS FOR THE 2024 FINANCIAL YEAR

QuantmRE achieved strong year-over-year financial growth in 2024, delivering gross revenues of $362,932 - a 91% increase compared to the prior year's total.

This marked a significant inflection point for the company, culminating in a cashflow-positive Q4 2024—a key milestone that reflects both operational efficiency and revenue scalability.

The upward trajectory has accelerated into 2025, with year-to-date revenues through March 2025 already exceeding 40% of total 2024 revenues. This early performance signals continued growth for the current fiscal year.

Market Overview and Strategic Positioning

Since its founding in 2018, QuantmRE has been at the forefront of the rapidly emerging Home Equity Investment market. As one of the early pioneers in this asset class, we continue to reshape how homeowners unlock the value in their homes—without debt, interest, or monthly payments.

HEIs are structured as real estate options that allow homeowners to access their home equity in exchange for a share of the home's future value. This innovative approach addresses the growing need for non-debt-based liquidity, particularly in today's environment of high interest rates and limited lending options.

Operational Milestones: Strategic Transition to Direct Origination

In 2023, QuantmRE completed a transformative shift in its business model—transitioning from acting as a broker of third-party Home Equity Investment (HEI) transactions to a direct originator and funder of HEIs.

This move represented a pivotal evolution in our operational strategy and positioned the company to unlock significantly greater value, both in terms of revenue generation and long-term scalability.

By moving away from brokering deals for other HEI companies, we gained full control over the end-to-end origination process—including sourcing, underwriting, pricing, contract structuring, and post-close servicing. This control allows us to capture the full economic value of each transaction while building a proprietary, high-quality portfolio of HEI assets.

Our HEI contracts are designed with a 10-year term and are structured to match the underwriting standards, risk profiles, and investor protections used in the most recent DBRS-rated securitizations, including those issued by market leaders such as Unlock. This alignment not only ensures compatibility with institutional capital markets, but also enhances the potential for future securitization or sale of our originated assets.

Since making the transition, we have successfully originated 50 HEI transactions, deploying approximately $7.3 million in investor capital through our proprietary platform. This platform integrates lead generation, underwriting, and efficient capital deployment, creating a technology-driven foundation capable of supporting significant transaction volume with minimal friction.

The move to in-house origination has created substantial operational and strategic advantages:

- **Improved Margins:** By eliminating intermediary fees, we retain a larger share of transaction economics and enhance profitability per contract.
- **Data Ownership:** We now control all performance, pricing, and underwriting data—essential for optimizing risk models, improving portfolio management, and preparing for future securitization efforts.
- **Institutional Readiness:** Our ability to originate HEIs with institutional-grade structure and consistency makes us a highly credible partner for capital providers seeking scalable exposure to the asset class.
- **Faster Innovation:** Direct control over the process allows us to iterate quickly on underwriting models, pricing strategies, and product features to meet evolving market demands.

With our technology-driven origination infrastructure now in place, we are positioned to scale rapidly in 2025, meeting growing investor appetite for HEIs and delivering consistent, high-quality deal flow. We believe QuantmRE now represents a highly differentiated, capital-efficient, and execution-ready partner for institutions seeking access to one of the most promising new asset classes in U.S. real estate finance.

INTELLECTUAL PROPERTY

All of the Intellectual Property and Trademarks listed below are owned by the Company.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
6598147	Class 036 - Cryptocurrency trading services; cryptocurrency exchange services; financial consultation in the field of cryptocurrency and fractional interests in real estate.	QuantmRE	05/10/2018	Provisional	USA

Class 042 - Electronic data storage, namely, providing a blockchain technology-based, distributed database ledger for the storage of public, private or encrypted data, transactions and information; developing and updating of computer software for use in managing cryptocurrency and block chain data in association with fractional real estate investments.				

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, including lending rules. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

In September 2023 the Securities and Exchange Commission ('SEC') filed a civil enforcement action against Matthew Sullivan relating to his involvement in two real estate funds that are unconnected to QuantmRE. Mr Sullivan continues to defend against the allegations in the civil enforcement action. Any questions relating to this matter may be directed to Mr. Sullivan's attorneys; Matthew R. Lewis (mlewis@kba.law) or Marty Tate (mtate@kba.law).

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Matthew Sullivan	Chief Executive Officer, Secretary and Director	Full-time Chief Executive Officer, Secretary and Director of Quantm.One, Inc from December 2017 to date. Mr Sullivan is responsible for the overall success of the Company and for making top-level managerial decisions,	Mr Sullivan went to Westminster School in London, UK and studied Law at Birmingham University in the UK.

leading the development of the
company's short and long-term
strategy and creating and
implementing the Company's
vision and mission.

Biographical Information

Matthew Sullivan: Chief Executive Officer, Secretary and Director

Matthew Sullivan founded Quantm.One, Inc in December 2017 and is the visionary behind the QuantmRE Platform. He has served as the Company's full-time CEO since the Company's launch in December 2017. He is responsible for the overall success of the Company and for making top-level managerial decisions, leading the development of the company's short and long-term strategy and creating and implementing the Company's vision and mission. He is also the co-founder of Secured Real Estate Income Strategies, LLC, a real estate debt fund that was established in June 2016. Since January 2015 Mr. Sullivan has been the president of Crowdventure.com, a real estate crowdfunding company. Prior to that (Nov 2012 – September 2014) he was president of Clearway Sustainability Solutions Ltd, a UK based company that provided corporations with sustainability solutions. Mr. Sullivan went to Westminster School in London, UK and studied Law at Birmingham University before pursuing a career in finance and stockbroking, specializing in the South-East Asian markets. In 1997 he chose an entrepreneurial path and founded Europe's first internet billing application service provider. Since then his career has been focused on finance and technology.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1employee.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has authorized 6,000,000 shares of Common Stock, $0.0001 par value per share (the "**Common Stock**") and 11,453 shares of Preferred Stock, $0.0001 par value per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,209,101 shares of Common Stock and 11,453 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,209,101
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.06%

Type	Series A Preferred Stock
Amount Outstanding	11,453
Par Value Per Share	$0.0001
Voting Rights	No voting rights
Anti-Dilution Rights	No
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This class has a dividend preference, which may dilute the holders of the SAFE in the event of a liquidation following conversion of the SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.94%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	CrowdSAFE Agreements via OpenDeal Portal LLC
SAFE Units Outstanding	$182,604
Voting Rights	N/A

Anti-Dilution Rights	No
Material terms	Discount of 20%, Valuation Cap of $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the SAFE Units at the Valuation Cap of $8,000,000, the holders of this security will own 2.23% of the Company

Type	CrowdSAFE Agreement with Algorand Cayman SECZ
SAFE Units Outstanding	$200,000
Voting Rights	N/A
Anti-Dilution Rights	No
Material terms	Discount of 20%, Valuation Cap of $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the SAFE Units at the Valuation Cap of $8,000,000, the holders of this security will own 2.44% of the Company

Type	CrowdSAFE Agreements via OpenDeal Portal LLC
SAFE Units Outstanding	$538,495
Voting Rights	N/A
Anti-Dilution Rights	No
Material terms	Discount of 20%, Valuation Cap of $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the SAFE Units at the Valuation Cap of $10,000,000, the holders of this security will own 5.11% of the Company

Type	SAFE Agreement with Blue Field VC Fund 1, LP
SAFE Units Outstanding	$100,000
Voting Rights	N/A
Anti-Dilution Rights	No
Material terms	Discount of 20%, Valuation Cap of $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the SAFE Units at the Valuation Cap of $10,000,000, the holders of this security will own 0.99% of the Company

Type	CrowdSAFE Agreements via OpenDeal Portal LLC
SAFE Units Outstanding	$168,906.32
Voting Rights	N/A
Anti-Dilution Rights	No
Material terms	Discount of 20%, Valuation Cap of $15,000,000

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the SAFE Units at the Valuation Cap of $15,000,000, the holders of this security will own 1.11 % of the Company

Type	2023 Equity Incentive Plan
Amount Outstanding	182,324 Common Shares
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material terms	**Eligible Stock Award Recipients**: Employees, Directors and Consultants are eligible to receive Stock Awards. **Available Stock Awards:** The Plan provides for the grant of the following types of Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights, (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards and (vi) Other Stock Awards. **The exercise / strike price** of each Option will be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Stock Award is granted.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the Stock Options the holders of this security will own 13.0% of the Company

Type	Issuance of Warrants pursuant to a Technical Services Agreement
Amount Outstanding	100,000 Warrants
Voting Rights	None before conversion
Anti-Dilution Rights	N/A
Material Terms	The Warrants have an exercise price of $7.41 per share and are to be issued in six equal tranches, subject to satisfactory performance according to the terms of the Technical Services Agreement. The Agreement allows for the exercise price to be reduced to par value ($0.0001 per share) in the event of a Liquidity Event as defined in the Agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	N/A

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Unsecured Promissory Note
Creditor	Mr. Gautam Desai
Amount Outstanding	$33,754
Interest Rate and Amortization Schedule	10%
Description of Collateral	NA
Other Material Terms	Payable on demand
Maturity Date	On demand
Date Entered Into	February 21, 2020

Type	Convertible Promissory Note
Amount Outstanding	$20,000
Interest Rate and Amortization Schedule	12%
Description of Collateral	NA
Other Material Terms	Convertible into common shares at a 20% discount or $15M cap
Maturity Date	12/31/2027
Date Entered Into	May 2024

Type	Payment due under IPR Purchase Agreement
Creditor	Own Home Finance PBC (Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 25, 2018 (subsequently amended and restated on March 27 2019) between the Company and Own Home Finance PBC)
Amount Outstanding	$100,000 (see 'Other Material Terms' below for payment schedule)
Interest Rate and Amortization Schedule	NA
Description of Collateral	NA
Other Material Terms	The Company has an obligation to pay the balance of $100,000 owed to Own Home Finance, PBC under its agreement with Own Home Finance when the Company has raised $1,000,000 in working capital through this or another Offering. There are no time limits regarding this payment and no interest or other charges apply.
Maturity Date	No time limit imposed in Agreement
Date Entered Into	February 25, 2018

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Crowdventure, LLC*	455,000 shares of Common Stock	37.28%

* Crowdventure, LLC is majority owned and controlled by Matthew Sullivan. Matthew Sullivan is the Manager of Crowdventure, LLC.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$362,932	($99,603)	-

Operations

Quantm.One, Inc. (the "**Company**") was incorporated on December 18, 2017 under the laws of the State of Delaware, and is headquartered in Raleigh, North Carolina. The Company owns and operates the QuantmRE platform, which offers and provides homeowners with Home Equity Investments, which allow homeowners to sell a portion of their equity in their homes for cash without taking on additional debt.

Liquidity and Capital Resources

In June 2023 the Company completed an offering pursuant to Regulation CF, which provided $165,594.43 of capital to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future other than those directly related to expanding its operations, increased marketing spend and investment in the continued development of its HEI Marketplace.

Material Changes and Other Information

In June 2023 the Company completed an offering pursuant to Regulation CF, which provided $165,594.43 of capital to the Company.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

On February 21, 2020 Gautam Desai, one of the Company's shareholders, lent the Company $25,000 by way of a short-term unsecured loan at an annual interest rate of 10%.

Under a Contribution and License Agreement dated July 10, 2019, the Company issued 206,735 shares of the Company's common stock to Barastone, Corp. Two of the Company's advisors, Steve Hotovec and Mark Rogers, are executives and shareholders in Barastone Corp.

Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 2018 (subsequently amended and restated in March 2019) between the Company and Own Home Finance PBC, the Company issued 80,000 shares of the Company's common stock and 960,000 Membership Tokens to Q_Own Holdings, LLC. One of the Company's advisors, Dave Sterlitz, is a majority shareholder in Q_Own Holdings, LLC.

The Company also has an obligation to pay the balance of $100,000 owed to Own Home Finance, PBC under this Intellectual Property Sale and Purchase Agreement when the Company has raised a total of $1,000,000 in working capital through this or other Offerings. There are no time limits regarding these payments and no interest or other charges apply.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/ /s/ *Matthew Sullivan*

(Signature)

Matthew Sullivan

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Matthew Sullivan*

(Signature)

Matthew Sullivan

(Name)

Chief Executive Officer

(Title)

April 28, 2025

(Date)

EXHIBIT A

Financial Statements

I, Matthew Sullivan, the CEO of Quantm.One, Inc., hereby certify that the financial statements of Quantm.One, Inc. and notes thereto for the periods ending December 2024 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 28, 2025.

Matthew Sullivan (Signature)

CEO (Title)

April 28, 2025 (Date)

Quantm.One, Inc.

(A Delaware Corporation)

Unaudited Financial Statements
For the Years Ended December 31, 2024 and 2023

Financial Statements Quantm.One, Inc.

Table of Contents

BALANCE SHEET
AS OF DECEMBER 31, 2024 AND DECEMBER 31, 2023 (UNAUDITED)

	Jan - Dec 2024	Jan - Dec 2023
ASSETS		
Non-Current Assets		
Intellectual Property Rights	$ -	$ 8,333
Less: Amortization	-	8,333
Total Non-Current Assets	-	-
Current Assets		
Cash	11,131	94,837
Accounts receivable and other assets	-	-
Total Current Assets	11,131	94,837
TOTAL ASSETS	$ 11,131	$ 94,837
LIABILITIES & EQUITY		
Liabilities		
Convertible Equity	$ 1,186,694	$ 1,186,694
Payable to Own Home Finance	100,000	100,000
Promissory Note	20,000	-
Short Term Loans	25,000	25,000
Account Payable	45,432	51,910
Interest payable	13,679	11,303
Total Liabilities	1,390,805	1,374,907
Equity		
Shareholder Equity		
Common Stock, 6,000,000 authorized with par value $0.0001, 1,209,101 and 1,209,101 issued and outstanding as of 12/31/2023 and 12/31/2024 respectively	121	121
Additional Paid in Capital - CS	1,779,444	1,779,444
Preferred Stock, 11,453 authorized with par value $0.0001, and 11,453 issued and outstanding as of 12/31/2023 and 12/31/2024 respectively	1	1
Additional Paid in Capital - PS	99,999	99,999
Total Shareholder Equity	1,879,565	1,879,565
Retained Earnings	(3,159,636)	(2,789,321)
Net Income	(99,603)	(370,314)
Total Equity	(1,379,674)	(1,280,070)
TOTAL LIABILITIES & EQUITY	$ 11,131	$ 94,837

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (UNAUDITED)

Particulars	Jan - Dec 2024	Jan - Dec 2023
Income		
Commission Income	$ 355,460	$ 187,898
Uncategorized Income	7,472	1,587
Consultancy Income	-	-
Total Income	362,932	189,485
Gross Profit	362,932	189,485
Expense		
<u>General Administrative Expense</u>	439,495	476,342
Interest and Commission Expenses	10,424	21,425
Office Supplies	20,148	22,611
Meals and Entertainment	713	817
Tax Expenses	1,591	2,842
Technical Services Expenses	2,758	2,750
Repair And Maintenance	1,270	134
Health Care Expense	-	427
Payroll Expenses	83,169	218,226
Employee Benefits	11,516	12,563
Accounting Fees Expenses	5,763	18,905
Miscellaneous Expenses	1381	-
Legal Expenses	1,461	39,961
Professional Fees	299,301	135,681
<u>**Subscriptions & Dues**</u>	**7,758**	**7,824**
Subscriptions Expenses	7,758	7,824
<u>**Advertising & Marketing**</u>	**1,415**	**23,854**
Marketing Expenses	1,415	23,854
<u>**Utilities**</u>	**5,507**	**5,174**
Utilities	5,507	5,174
<u>**Travel Expenses**</u>	**3,487**	**11,548**
Travel Expenses	3,487	11,548
<u>**Other Expenses**</u>	**4,873**	**35,057**
Bank Service Charges	1653	400
Intellectual Property Right Amortization Expenses	-	8,333
Insurance Expenses	3220	8,726
Bad Debts	-	17,598
Total Expense	462,535	559,799
Net Loss	$ (99,603)	$ (370,314)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

	Preferred Stock			Common Stock				
			Additional			Additional	Accumulated	Total
	Shares	Par	Paid in Capital	Shares	Par	Paid in Capital	Surplus (Deficit)	Shareholders' Surplus (Deficit)
December 31, 2023	11,453	$1	$99,999	1,209,101	$121	$1,779,444	$ (3,159,635)	$ (1,280,070)
Contributed Capital	-	- - -	-	-	-	-	-	-
Net Income (Loss)	-	- - -	-	-	-	-	(99,603)	(99,603)
December 31, 2024	11,453	$ 1 $	99,999	1,209,101	$121	$1,779,444	$ (3,259,238)	$ (1,379,673)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (UNAUDITED)

Particulars	Jan - Dec 2024	Jan - Dec 2023
Cash Flows from Operating Activities:		
Net Loss	$ (99,603)	$ (370,314)
Adjustments for Non-Cash Income and Expenses:		
Amortization	-	8,333
Adjustments for Increase/Decrease in Current		
Assets/Current Liabilities:		
Decrease/(Increase) in Current Assets	-	47,860
Increase/(Decrease) in Current Liabilities	-	34,951
Increase in Current Liabilities	15,898	11,303
Total Adjustments	15,898	102,447
Net Cash Used in Operating Activities	(83,706)	(267,867)
Cash Flows from Financing Activities:		
Capital Addition	-	-
Convertible Equity	-	165,594
Net Cash Provided by Financing Activities	-	165,594
Net Cash Increase (Decrease) during the Year	(83,706)	(102,273)
Cash at the Beginning of Year	94,837	197,110
Cash at the End of Year	$ 11,131	$ 94,837

(UNAUDITED)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Quantm.One, Inc. was formed on December 18, 2017 ("Inception") in the State of Delaware. The financial statements of Quantm.One, Inc DAB QuantmRE (which may be referred to as the "Company", "QuantmRE", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Quantm.One, Inc is the owner of the technologies that power the QuantmRE platform - a differentiated real estate platform that enables homeowners to unlock equity in their homes via Home Equity Investments (HEIs). Home Equity Investments ('HEIs') provide liquidity to 'equity-rich' homeowners without the need to take on more debt. With an HEI, the investor participates in a percentage of the value of the home in exchange for a one-time tax-deferred payment to the homeowner. The homeowner has no monthly payments for the life of the agreement and does not take on additional debt. The Company's headquarters are located in Raleigh, North Carolina.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates origination fees based on the amount of cash a homeowner unlocks when they complete a Home Equity Investment. These fees are approximately 3-8% of the cash value of each completed Home Equity Investment. The Company's primary performance obligation is to facilitate the transaction and revenue is recognized at the time of closing.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-Based Compensation

See Note 7.

Warrants - On November 3, 2022 the Company issued up to 100,000 Warrants in the Company's Common Stock to Bojan Mise in exchange for technical services to be provided to the company. The Warrants have an exercise price of $7.41 per share and are to be issued in six equal tranches, subject to satisfactory performance according to the terms of the agreement. The Agreement allows for the exercise price to be reduced to par value ($0.0001 per share) in the event of a Liquidity Event as defined in the agreement.

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2023 and 2024 to be negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, California, and North Carolina. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Payable to Own Home Finance - In March 2019, the Company entered into an exclusive licensee agreement for $125,000 with $25,000 due to Own Home Finance after a capital raise of $250,000 or more, and $100,000 due to Own Home Finance after a capital raise of $1,000,000 or more. The outstanding balance of this agreement was $100,000 as of December 31, 2024.

Convertible Notes - the Company has entered into a convertible note agreement for the purpose of funding operations totaling $20,000. The annual interest on the note is 12%. The amounts are to be repaid by 12/31/2027.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2023, and 2024, the Company had outstanding numerous SAFE agreements (Simple Agreement for Future Equity), totaling $1,186,694 with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8M – 15M.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Promissory Note Payable	25,000	10%	On Demand	25,000	-	37,158	12,158	25,000	-	32,151	7,151
Promissory Note Payable	20,000	12%	12/31/2027	20,000	-	21,521	1,521				
Payable to Own Home Finance	100,000	-	NA	100,000	-	100,000	-	100,000	-	100,000	-
Total				145,000	-	158,678	13,678	125,000	-	132,151	7,151

NOTE 6 – EQUITY

The Company has authorized 6,000,000 common shares with a par value of $0.0001 per share. 1,209,101 shares were issued and outstanding as of 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 11,453 of Series A Convertible Preferred Stock with a par value of $0.0001 per share. 11,453 shares were issued and outstanding as of 2024.

Voting: Series A Convertible Preferred Stock are non-voting shares.

Dividends: The holders of the Series A preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2024, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 8, 2025, the date these financial statements were available to be issued.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.